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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13D-1(a) AND AMENDMENTS THERETO FILE PURSUANT TO RULE 13D-2(a)

                               (AMENDMENT NO. 4 )

                               MAZEL STORES, INC.
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                                (Name of Issuer)

                         Common Stock, Without Par Value
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                         (Title of Class of Securities)

                                   578792 103
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                                 (CUSIP Number)

                                WILLIAM A. SHENK
                               3925 GAFFNEY COURT
                           SAN DIEGO, CALIFORNIA 92130
                                 (858) 481-2389
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

On June 7, 2000, the reporting person ceased to be the beneficial owner of more than 5% of the class of securities and is no longer subject to the reporting requirements of Section 13.
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                               (Page 1 of 4 Pages)
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CUSIP No. 578792 103                    13D                    Page 2 of 4 Pages
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     1      NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            William A. Shenk
----------- --------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                        (b) [X]
            Not Applicable
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     3      SEC USE ONLY



----------- --------------------------------------------------------------------
     4      SOURCE OF FUNDS*

            Not Applicable
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     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEM 2(d) OR 2(e)                                               [ ]

            Not Applicable
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     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
---------------------------- -------- ------------------------------------------
                                  7   SOLE VOTING POWER

                                      Not Applicable
                             -------- ------------------------------------------
         NUMBER OF                8   SHARED VOTING POWER
          SHARES
       BENEFICIALLY                   Not Applicable
         OWNED BY            -------- ------------------------------------------
           EACH                   9   SOLE DISPOSITIVE POWER
        REPORTING
          PERSON                      Not Applicable
           WITH              -------- ------------------------------------------
                                 10   SHARED DISPOSITIVE POWER

                                      Not Applicable
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            Not Applicable
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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                         [ ]

            Not Applicable
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            Not Applicable

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    14      TYPE OF REPORTING PERSON*

            IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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CUSIP No.   578792 103                  13D                    Page 3 of 4 Pages
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       ITEM 1.    SECURITY AND ISSUER.

                           This filing relates to the Common Stock, without par
                  value, of Mazel Stores, Inc., an Ohio corporation, with its principal executive offices located at 31000 Aurora Road, Solon, Ohio 44139.

       ITEM 2.    IDENTITY AND BACKGROUND.

                           (a)      William A. Shenk

                           (b) Mr. Shenk's address is 3925 Gaffney Court, San Diego, California 92130.

                           (c) Mr. Shenk's principal activity is personal and family investing.

                           (d) Mr. Shenk has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                           (e) Mr. Shenk has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

                           (f)      Mr. Shenk is a United States citizen.



       ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Not Applicable.


       ITEM 4.    PURPOSE OF TRANSACTION.

                  Not Applicable.
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CUSIP No.   578792 103                  13D                    Page 4 of 4 Pages
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       ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

                           (a) Not applicable. Effective June 7, 2000, Mr. Shenk ceased to be the beneficial owner of more than 5% of the class of securities and is no longer subject to the reporting requirements of Section 13.

                           (b)      Not applicable.

                           (c) On June 7, 2000, Mr. Shenk sold 630,000 shares at $9.00 per share in a privately negotiated transaction.

                           (d)      Not applicable.

                           (e) On June 7, 2000, Mr. Shenk ceased to be the beneficial owner of more than 5% of the class of securities.


       ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


                           Not Applicable.


       ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

                           Not Applicable.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     June 7, 2000
                                                 --------------------
                                                         (Date)

                                                 /s/ William A. Shenk
                                                 --------------------
                                                     (Signature)

                                                   William A. Shenk
                                                 --------------------
                                                     (Name/Title)